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                            March 1, 2023

       Hong Zhida
       Chief Executive Officer
       ADDENTAX GROUP CORP.
       Kingkey 100, Block A, Room 4805
       Luohu District, Shenzhen City
       China 518000

                                                        Re: ADDENTAX GROUP
CORP.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 21,
2023
                                                            File No. 333-269409

       Dear Hong Zhida:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1, filed February 21, 2023

       Prospectus Summary
       PRC Limitation on Overseas Listing and Share Issuances, page 5

   1. We note your response to comment 4 and reissue in part. Please disclose that you have not relied upon an opinion
of counsel with respect to your conclusions that you do not need any additional
permissions and approvals to operate your business, and disclose why you reached that decision
(i.e., the explanation you provided in your response letter).
 Hong Zhida
FirstName  LastNameHong Zhida
ADDENTAX      GROUP CORP.
Comapany
March      NameADDENTAX GROUP CORP.
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Lawrence Venick